UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE

Mail Stop 3561
      	December 12, 2007

Edward Dayoob
Chief Executive Officer
Whitehall Jewelers Holdings, Inc.
125 South Wacker Dr. Ste. 2600
Chicago, Illinois  60606

      Re:	Whitehall Jewelers Holdings, Inc.
      Amendment No. 3 to Registration Statement on Form S-1
   File No. 333-145863
		Filed December 4, 2007

Dear Mr. Dayoob:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment one and continue to believe that the offering is an indirect primary offering that must be made at a fixed price or a range in reliance on Rule 430A in order to meet the requirements of Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K. Please revise accordingly and identify the Prentice and Millennium entities as underwriters.

Risk Factors, page 9

Future sales of our common stock..., page 16

2. We note your response to prior comment two and the statement on page 16 that the shares offered by this registration statement represent a multiple of approximately 25 times the number of freely tradable shares. Please revise the introductory sentence to clearly and concisely disclose the significant degree to which the shares offered by this registration statement would dilute existing freely tradable shares. In this regard, we note that 16.5 million represents a multiple that is more than 50 times 314,719.

Executive Compensation, page 70

3. We note your response to prior comment four.  You refer on page
73
to several factors that the board considered "[t]o the extent" actual salary, bonus and equity components varied from the comparable company medians. Please revise to state, if true, that the elements of your executives` compensation did not vary from the comparable company medians. Alternatively, revise to quantify and explain how the elements of compensation varied from those medians.

Certain Relationships and Related Transactions, page 93

4. We note your response to prior comment six and revised disclosure explaining that the number of shares Prentice and Holtzman received was based on $85 million, a valuation of the company. Please revise to briefly describe the nature, timing, material assumptions, and principal parties of the $85 million valuation, including who paid for and conducted the valuation.

5. Please revise to disclose all related person transactions. We note, as a non-exclusive example, the $300,000 fees paid to an affiliate of Mr. Halter, who was a related person during the time period covered by Item 404 of Regulation S-K. Please revise or advise.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any accounting-related questions may be directed to Scott Stringer, Staff Accountant, at (202) 551-3272 or Michael Moran, Accounting Branch Chief at (202) 551- 3841. Questions on other disclosure issues may be directed to James Lopez at (202) 551-3536.

								Sincerely,



								H. Christopher Owings
      Assistant Director

cc:	Eleazer Klein
	Fax: (212) 593-5955



Edward Dayoob
Chief Executive Officer
Whitehall Jewelers Holdings, Inc.
December 12, 2007
Page 1